UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GOODY’S FAMILY CLOTHING, INC.

(Name of Subject Company)
GOODY’S FAMILY CLOTHING, INC.

(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Classes of Securities)
382588101

(CUSIP Number of Classes of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
COPY TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the SEC on October 21, 2005 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by GFC Enterprises, Inc. (the “Purchaser”), a Tennessee corporation, to purchase for cash all of the issued and outstanding shares of the common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc. at a price of $8.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” with the Offer to Purchase, together with any amendments and supplements thereto, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by the Purchaser and certain of its affiliates with the Securities and Exchange Commission on October 21, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.
     This Amendment No. 1 makes certain changes to Items 4, 8 and 9 of the Schedule 14d-9 and should be read in conjunction with the Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
     The paragraph titled “Recommendation of Our Board of Directors” (on pages 5 and 6 of the Schedule 14D-9) is amended and restated as set forth below:
     Recommendation of Our Board of Directors. As further discussed below, on October 23, 2005, the Company received an all cash offer of $8.85 per share from Prentice Capital Management, LP and GMM Capital LLC (the “Prentice/GMM Offer”). Following the Company’s receipt of the Prentice/GMM Offer, the Board of Directors of the Company (the “Board”) determined that such offer is a Superior Proposal (as defined in the Merger Agreement) and notified Purchaser of its intent to terminate the Merger Agreement.
     The Board recommends that you reject the original Offer dated October 21, 2005, and not tender your Shares pursuant to the Offer, and that you withdraw any Shares already tendered. The Board makes this recommendation based on the factors described below under “Reasons for the Recommendation”
     As required under the Merger Agreement, on October 24, 2005, the Company provided four-business-days written notice to Purchaser that it intends to terminate the Merger Agreement with the Sun Capital affiliates at the close of business on October 27, 2005, on the basis of its receipt of a Superior Proposal. During this period (the “Sun Notice Period”), the Company is required to negotiate in good faith with Purchaser with respect to a possible revised proposal (unless Purchaser elects to terminate the Merger Agreement sooner or waive the Sun Notice Period). Another bidder could also submit a competing offer during the Sun Notice Period; however, such period may be shortened by such earlier termination or waiver by Purchaser.
     The section titled “Reasons for the Recommendation” (beginning on page 14 of the Schedule 14D-9) is amended and restated as set forth below:
     Reasons for the Recommendation. In recommending that you reject the Offer and not tender your Shares pursuant to the Offer, and that you withdraw any Shares already tendered, the Board considered the following factors, among others:

     (1) The Prentice/GMM Offer provides a premium of $0.85 over the price set forth in the Offer ;
     (2) Prentice/GMM agreed to make an offer binding upon Prentice/GMM during the Sun Notice Period and to hold its offer open during the Sun Notice Period;
     (3) The Prentice/GMM Offer is not subject to financing or a due diligence contingency;
     (4) Affiliates of Prentice/GMM would enter into a merger agreement which contains substantially the same terms as the Merger Agreement;
     (5) The Prentice/GMM Offer incorporates the two step tender offer merger structure contained in the Merger Agreement which enables shareholders who elect to tender their shares, to receive their consideration more quickly than in the case of a one step merger;
     (6) The Prentice/GMM Offer incorporates the same 51% minimum tender offer condition as is contained in the Offer;
     (7) The Company received representations from Prentice/GMM as to committed capital in the case of Prentice and as to the net assets of GMM and such entities have provided a commitment letter on substantially the same terms as are contained in the Sun Commitment Letter;
     (8) The Board consulted with its financial advisors and outside legal advisors who assisted it in reaching the determination that this action is necessary for the Board to comply with its fiduciary duties to the Company’s shareholders under applicable law; and
     (9) The Board took into account the requirement contained in the Prentice/GMM Offer, which was not in the Offer, that Robert M. Goodfriend and his family grant an option (the “Goodfriend Option”), as part of the Support Agreement, to Prentice/GMM affiliates to acquire the approximately 42% of the outstanding shares of common stock of the Company owned by them in the event the Prentice/GMM merger agreement is terminated under certain circumstances, including by reason of a Superior Proposal (as defined therein). While the Board recognized that the inclusion of this option on the Goodfriend shares could have the effect of discouraging a Superior Proposal, the Board took into account the following factors among others, in its review of this aspect of the Prentice/GMM Offer, in addition to the factors set forth above: the fact that there had been a public announcement of the Merger Agreement and that no new bidders other than Prentice/GMM and Bidder 2 had surfaced following such announcement; the fact that Bidder 2 was continuing its due diligence during the Sun Notice Period and could still seek to make an offer prior to the end of such period and before the new Support Agreement is executed; the fact that the Prentice/GMM Offer has a high degree of certainty that it will be consummated, relative to uncertainties regarding the acquisition proposal of Bidder 2, which has to date only made an offer which is subject to due diligence, and which is at the same price as the Prentice/GMM Offer; and the fact that Prentice/GMM was unwilling to extend its offer without a condition that the Support Agreement, including the Goodfriend Option, be executed concurrently with the new merger agreement with affiliates of Prentice/GMM.

ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following:
     On October 24, 2005, the Company issued a press release announcing that the Board had determined that the Prentice/GMM Offer was a Superior Proposal (as defined under the Merger Agreement) and that it had provided four-business-days notice to Purchaser that it intends to terminate the Merger Agreement at the close of business on October 27, 2005, on the basis of its receipt of a Superior Proposal. A copy of the press release is filed as Exhibit (a)(1)(D) and is incorporated herein by reference.
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS
Item 9 is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description
(a)(1)(D)	Press Release, dated October 24, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 24, 2005)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2005

GOODY’S FAMILY CLOTHING, INC.
By:	/s/ Robert M. Goodfriend
	Name:	Robert M. Goodfriend
	Title:	Chairman of the Board and Chief Executive Officer